Exhibit 99.1

Mynaric releases first half 2022 financial results

MUNICH, Germany, 31 October 2022 – Mynaric (NASDAQ: MYNA)(FRA: M0YN) today reported financial results for the first half of 2022 for the period ending June 30, 2022. The first half 2022 report can be downloaded from the Investor Relations section of Mynaric.com at https://mynaric.com/investor-relations/overview/.

Conference call and webcast

A conference call and webcast to discuss these first half 2022 results for the period ending June 30, 2022, is scheduled for Monday, October 31, 2022, at 1:00 p.m. Eastern Daylight Time (6:00 p.m. Central European Time).

The conference call and webcast will include a presentation of these results along with a Q&A session with Mynaric executives including CEO, Bulent Altan, and CFO, Stefan Berndt-von Bülow.

Interested parties may listen via webcast on the Investor Relations section of Mynaric.com by pre-registering at the following registration link: https://edge.media-server.com/mmc/p/db9gnjrg.

An archived version of the webcast along with corresponding slides will be available on the Investor Relations section of Mynaric.com.

About Mynaric

Mynaric (NASDAQ: MYNA)(FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

Investor Contact

Tom Dinges, CFA

Vice President of Investor Relations

tom.dinges@mynaric.com